MINUTES OF ANNUAL GENERAL MEETING OF THE SHAREHOLDERS
OF NOVE MEASURING INSTRUMENTS LTD (THE "COMPANY")

Held on October 31, 2002 at 17:00 at the Company's Registered Offices at Building
22 Weitzmann Science Park Rehovoth, Israel

The following Shareholders were present at the meeting in person or by Proxy:

Name	Amount of Ordinary Shares Voted	Remarks
Mellon Investor Services	4,339,262	Present by Proxy
Clal Electronic Industries, Ltd.	3,079,084	Present by Proxy
Inventech Investments Ltd.	2,081,102	Present by Proxy
Teuza - a Fairchild Technologies Venture Ltd.	1,900,200	Present by Proxy
Moshe Finarov	646,942	Present in Person
Giora Dishon	646,941	Present by Proxy
PIA Olamit	44,500	Present by Proxy
PIA Gmisha Agressivit	20,000	Present by Proxy
PIA Menayot Vezu	16,200	Present by Proxy
PIA Agressivit	15,000	Present by Proxy
PIA Nivcheret Menayot	61,450	Present by Proxy
PIA Strategy	16,500	Present by Proxy
Psagot Gmisha	20,500	Present by Proxy
Psagot Focus	19,800	Present by Proxy
Psagot Hitec	18,300	Present by Proxy
Psagot Erech	10,250	Present by Proxy
Total	12,936,031¹

The number of Shares present in person or by Proxy is sufficient to constitute a legal quorum.

Also Present: Adv. Ephraim Schmeidler counsel to the Company, Moshe Finarov Director of the Company, Dror David

Moshe Finarov is elected to chairperson the meeting.

On the Agenda:

Item no. 1 the Shareholders have reviewed the Company’s Annual Financial Statements for the period ending on December 31, 2001. As no comments were received from the Shareholders present in the meeting to Shareholders move to the following issues on the agenda.

SHAREHOLDERS OF THE COMPANY HAVE RESOLVED AS FOLLOWS:

1 Other than in respect to proposal no. 4 in which the total number of shares for the determination of quorum is 9,109,474 shares and proposal no. 5E in which the total number of shares for the determination of quorum is 12,887,631 shares both of which also constitutes legal quorum.

1.       RESOLVED, to elect Joseph Ciechanover, Avi Kerbs, Meir Shannie, Giora Dishon, Moshe Finarov and Alon Dumanis as Directors to serve for a period of one year or until their respective successors are duly elected and shall qualify.

2.        RESOLVED, to appoint Brightman Almagor & Co. as the independent auditors of the Company for the year ending December 31, 2002, and to authorize the Board of Directors to fix the remuneration of such auditors in accordance with the volume and nature of their services.

3.       RESOLVED, to approve the terms of indemnification of and insurance for the directors and officers of the Company, to the extent such terms concern the directors of the Company, as set forth in Item No. 4 of the Company's Proxy Statement and ancillary documents (the "Proxy Statement").

4.       RESOLVED, to approve the terms of Option Plan No. 6.as set forth in Item no. 5 of the Proxy Statement

5.       RESOLVED, to approve the grant of options to certain Directors of the Company as set forth in Item No. 6 to the Proxy Statement.

Signed on this 3rd day of November, 2002

_____________
Moshe Finarov
Chairperson of the Meeting

Minutes were prepared by Ephraim Schmeidler adv., Counsel to the Company

Attached herein:

  Voting Table with respect to each particular proposal;
  Proxy Statement of the Annual Meeting filed on Form 6-K for the month of September 2002.

VOTING TABLE

1.             Proposal no. 1:

Name	Amount of Shares Voted	For	Against	Abstain	Non Vote
Mellon Investor Services	4,339,262	4,334,962	4,300
Clal Electronic Industries, Ltd.	3,079,084	+
Inventech Investments Ltd.	2,081,102	+
Teuza - a Fairchild Technologies Venture Ltd.	1,900,200	+
Moshe Finarov	646,942	+
Giora Dishon	646,941	+
PIA Olamit	44,500	+			+
PIA Gmisha Agressivit	20,000	+			+
PIA Menayot Vezu	16,200	+			+
PIA Agressivit	15,000	+			+
PIA Nivcheret Menayot	61,450	+			+
PIA Strategy	16,500	+			+
Psagot Gmisha	20,500	+			+
Psagot Focus	19,800	+			+
Psagot Hitec	18,300	+			+
Psagot Erech	10,250	+			+
Total	12,936,031	12,689,231	4,300		242,500

2.             Proposal no. 2:

Name	Amount of Shares Voted	For	Against	Abstain	Non Vote
Mellon Investor Services	4,339,262	4,336,912	1,750	600
Clal Electronic Industries, Ltd.	3,079,084	+
Inventech Investments Ltd.	2,081,102	+
Teuza - a Fairchild Technologies Venture Ltd.	1,900,200	+
Moshe Finarov	646,942	+
Giora Dishon	646,941	+
PIA Olamit	44,500				+
PIA Gmisha Agressivit	20,000				+
PIA Menayot Vezu	16,200				+
PIA Agressivit	15,000				+
PIA Nivcheret Menayot	61,450				+
PIA Strategy	16,500				+
Psagot Gmisha	20,500				+
Psagot Focus	19,800				+
Psagot Hitec	18,300				+
Psagot Erech	10,250				+
Total	12,936,031	12,448,681	1,750	600	242,500

3.             Proposal no. 3:

Name	Amount of Shares Voted	For	Against	Abstain	Non Vote
Mellon Investor Services	4,339,262	4,297,742	41,020	500
Clal Electronic Industries, Ltd.	3,079,084	+
Inventech Investments Ltd.	2,081,102	+
Teuza - a Fairchild Technologies Venture Ltd.	1,900,200	+
Moshe Finarov	646,942	+
Giora Dishon	646,941	+
PIA Olamit	44,500*		+
PIA Gmisha Agressivit	20,000*		+
PIA Menayot Vezu	16,200*		+
PIA Agressivit	15,000*		+
PIA Nivcheret Menayot	61,450*		+
PIA Strategy	16,500*		+
Psagot Gmisha	20,500*		+
Psagot Focus	19,800*		+
Psagot Hitec	18,300*		+
Psagot Erech	10,250*		+
Total	12,936,031	12,652,011	283,520	500

* Will support the proposal if the word "Exculpation" be removed from the title of the Indemnification letter attached to the Proxy Statement Exhibit A, and that the amount of indemnification be limited to not more than 25% of the Shareholders' Equity as determined by the Company's most recent financial statements known before the actual indemnification.

4.             Proposal no. 4:

Name	Amount of Shares Voted	For	Against	Abstain	Non Vote
Mellon Investor Services	512,978	467,282	45,696
Clal Electronic Industries, Ltd.	3,079,084	+
Inventech Investments Ltd.	2,081,102	+
Teuza - a Fairchild Technologies Venture Ltd.	1,900,200	+
Moshe Finarov	646,942	+
Giora Dishon	646,941	+
PIA Olamit	44,500				+
PIA Gmisha Agressivit	20,000				+
PIA Menayot Vezu	16,200				+
PIA Agressivit	15,000				+
PIA Nivcheret Menayot	61,450				+
PIA Strategy	16,500				+
Psagot Gmisha	20,500		+
Psagot Focus	19,800		+
Psagot Hitec	18,300		+
Psagot Erech	10,250		+
Total	9,109,747	8,821,551	114,546		173,650

5.             Proposal no. 5A:
Proposal to grant options to Joseph Ceichanover

Name	Amount of Shares Voted	For	Against	Abstain	Non Vote
Mellon Investor Services	4,339,262	4,296,166	43,096
Clal Electronic Industries, Ltd.	3,079,084	+
Inventech Investments Ltd.	2,081,102	+
Teuza - a Fairchild Technologies Venture Ltd.	1,900,200	+
Moshe Finarov	646,942	+
Giora Dishon	646,941	+
PIA Olamit	44,500			+
PIA Gmisha Agressivit	20,000			+
PIA Menayot Vezu	16,200			+
PIA Agressivit	15,000			+
PIA Nivcheret Menayot	61,450			+
PIA Strategy	16,500			+
Psagot Gmisha	20,500		+
Psagot Focus	19,800		+
Psagot Hitec	18,300		+
Psagot Erech	10,250		+
Total	12,936,031	12,650,435	111,946	173,650

6.             Proposal no. 5B:
Proposal to grant options to Avi Kerbs:

Name	Amount of Shares Voted	For	Against	Abstain	Non Vote
Mellon Investor Services	4,339,262	4,296,166	43,096
Clal Electronic Industries, Ltd.	3,079,084	+
Inventech Investments Ltd.	2,081,102	+
Teuza - a Fairchild Technologies Venture Ltd.	1,900,200	+
Moshe Finarov	646,942	+
Giora Dishon	646,941	+
PIA Olamit	44,500			+
PIA Gmisha Agressivit	20,000			+
PIA Menayot Vezu	16,200			+
PIA Agressivit	15,000			+
PIA Nivcheret Menayot	61,450			+
PIA Strategy	16,500			+
Psagot Gmisha	20,500		+
Psagot Focus	19,800		+
Psagot Hitec	18,300		+
Psagot Erech	10,250		+
Total	12,936,031	12,650,435	111,946	173,650

7.             Proposal no. 5C:
Proposal to grant options to Meir Shannie

Name	Amount of Shares Voted	For	Against	Abstain	Non Vote
Mellon Investor Services	4,339,262	4,296,166	43,096
Clal Electronic Industries, Ltd.	3,079,084	+
Inventech Investments Ltd.	2,081,102	+
Teuza - a Fairchild Technologies Venture Ltd.	1,900,200	+
Moshe Finarov	646,942	+
Giora Dishon	646,941	+
PIA Olamit	44,500			+
PIA Gmisha Agressivit	20,000			+
PIA Menayot Vezu	16,200			+
PIA Agressivit	15,000			+
PIA Nivcheret Menayot	61,450			+
PIA Strategy	16,500			+
Psagot Gmisha	20,500		+
Psagot Focus	19,800		+
Psagot Hitec	18,300		+
Psagot Erech	10,250		+
Total	12,936,031	12,650,435	111,946	173,650

8.              Proposal no. 5D:
Proposal to grant options to Giora Dishon

Name	Amount of Shares Voted	For	Against	Abstain	Non Vote
Mellon Investor Services	4,339,262	4,296,166	43,096
Clal Electronic Industries, Ltd.	3,079,084	+
Inventech Investments Ltd.	2,081,102	+
Teuza - a Fairchild Technologies Venture Ltd.	1,900,200	+
Moshe Finarov	646,942	+
Giora Dishon	646,941	+
PIA Olamit	44,500			+
PIA Gmisha Agressivit	20,000			+
PIA Menayot Vezu	16,200			+
PIA Agressivit	15,000			+
PIA Nivcheret Menayot	61,450			+
PIA Strategy	16,500			+
Psagot Gmisha	20,500		+
Psagot Focus	19,800		+
Psagot Hitec	18,300		+
Psagot Erech	10,250		+
Total	12,936,031	12,650,435	111,946	173,650

9.             Proposal no. 5E:
Proposal to grant options to Moshe Finarov

Name	Amount of Shares Voted	For	Against	Abstain	Non Vote
Mellon Investor Services	4,290,862	4,245,392	45,470
Clal Electronic Industries, Ltd.	3,079,084	+
Inventech Investments Ltd.	2,081,102	+
Teuza - a Fairchild Technologies Venture Ltd.	1,900,200	+
Moshe Finarov	646,942	+
Giora Dishon	646,941	+
PIA Olamit	44,500			+
PIA Gmisha Agressivit	20,000			+
PIA Menayot Vezu	16,200			+
PIA Agressivit	15,000			+
PIA Nivcheret Menayot	61,450			+
PIA Strategy	16,500			+
Psagot Gmisha	20,500		+
Psagot Focus	19,800		+
Psagot Hitec	18,300		+
Psagot Erech	10,250		+
Total	12,887,631	12,599,661	114,320	173,650